Sun Microsystems, Inc. 4150 Network Circle, Santa Clara, CA 95054

June 30, 2006

Via EDGAR and Facsimile

United State Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington DC 20549

Attention: Brad Skinner, Accounting Branch Chief

Re:	Sun Microsystems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2005

Filed September 13, 2005

File No. 0-15086

Dear Mr. Skinner,

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 20, 2006 related to the Annual Report on Form 10-K of Sun Microsystems, Inc. (the “Company”) for the fiscal year ended June 30, 2005. For ease of reference, we have repeated the Staff’s comment in the comment letter in bold italic type.

1. We note that you restated your financial statements and reported these restatements within Item 9B of your fiscal 2005 Form 10-K. Please explain to us how you considered the guidance in Question 1 of the Current Report on Form 8-K Frequently Asked Questions dated November 23, 2004.

The Company respectfully submits that although the Company did not technically comply with the guidance in Question 1 of the Current Report on Form 8-K Frequently Asked Questions dated November 23, 2004 (the “FAQs”), disclosure regarding the restatement in compliance with the requirements of Item 4.02 of Form 8-K was made under Item 9B of Form 10-K within the required 4-business day period. Further, the Company included information regarding the restatement in a press release issued on September 13, 2005, the day following the decision of the Company’s Audit Committee that previously issued financial statements should no longer be relied upon and the date on which the Company filed its fiscal 2005 Form 10-K with the Commission.

The Company further notes that Item 9B of Form 10-K states, “[i]f disclosure of such information is made under this item, it need not be repeated in a report on Form 8-K which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 10-K.” Any failure to comply with Question 1 of the FAQs was inadvertent and the Company believes that its disclosure complied with the requirements of Form 8-K and Form 10-K. If similar events occur in the future, the Company will endeavor to comply with the guidance provided in Question 1 of the FAQs.

Please call Barry Plaga, Corporate Controller and Chief Accounting Officer, at (626) 408-3131 or the undersigned at (650) 786-8802 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ Michael E. Lehman
Michael E. Lehman
Chief Financial Officer and
Executive Vice President,
Corporate Resources

CC:	Mark Kronforst, SEC Division of Corporate Finance

Stephen Almassy, Ernst & Young

Lisa Portnoy, Ernst & Young

Katharine Martin, Wilson Sonsini Goodrich & Rosati

Barry Plaga, Sun Microsystems, Inc.

Brian Martin, Sun Microsystems, Inc.

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